Exhibit 99.1

TORM plc to issue up to 12,459,767 Class A common shares in a fully backstopped Private Placement

The Board of Directors of TORM plc ("TORM" or the "Company") (Nasdaq Copenhagen: TRMD A and NASDAQ New York: TRMD) intends to make a private placement of newly issued Class A common shares (the "Private Placement"). The Private Placement will be conducted by way of an accelerated book-building process whereby TORM will offer up to 12,459,767 newly issued Class A common shares (the "New Shares") representing just below 20% of its existing registered Class A common share capital. The Private Placement will be fully backstopped by OCM Njord Holdings S.á r.l. ("Oaktree") (the Company's largest shareholder), a wholly owned subsidiary of funds managed by Oaktree Capital Management, for up to USD 100m.

The net proceeds from the Private Placement are expected to be used for:

•	Funding of existing newbuilding commitments, and/or
•
Funding of potential fleet growth opportunities through either execution of existing newbuilding options of up to four fuel-efficient and high-specification product tanker newbuildings from Guangzhou Shipyard International ("GSI"), or acquisition of attractively priced second-hand vessels on the water, and/or

•	General corporate purposes.

The Private Placement

The Private Placement will be made to U.S. and foreign institutional investors pursuant to exemptions from the registration requirements under the U.S. Securities Act of 1933, as amended. The Private Placement will be exempt from the prospectus requirements in the EU and similar requirements elsewhere. The Private Placement will be governed by Danish law.

The New Shares will be offered at the subscription price (as determined through an accelerated book-building process) without any pre-emption right for TORM's existing shareholders.

The expected date of settlement is 26 January 2018.

Oaktree has undertaken to subscribe for at least its prorated share of the total number of Class A common shares currently issued by the Company (excluding treasury shares), at the subscription price determined through the book-building process. Furthermore, Oaktree has undertaken to subscribe for any remaining New Shares not otherwise subscribed for by other investors in the Private Placement. In no event, shall Oaktree's aggregate subscription amount exceed USD 100m. If the Private Placement is oversubscribed, Oaktree will receive its pro rata portion of the New Shares and the remainder of the New Shares will be allotted to other subscribing investors at the discretion of TORM. A backstop fee of 1.25% of USD 100m is payable to Oaktree by the Company.

Prior to the Private Placement, Oaktree owned 39,385,625 Class A common shares, which represents approximately 63.5% of all outstanding Class A common shares of TORM (excluding treasury shares) and the 1 outstanding Class C share of TORM.

The Company and Oaktree have, subject to certain customary exceptions, agreed to a 90-day lock-up period with respect to TORM's Class A common shares.

The New Shares will have the same rights as TORM's existing Class A common shares.

Announcement no. 2 / 22 January 2018	TORM plc to issue up to 12,459,767 Class A common shares in a fully backstopped Private Placement	Page 1 of 3

Admission to trading and official listing

The New Shares will be listed on Nasdaq Copenhagen under the same ISIN code as the existing Class A common shares, permanent ISIN code GB00BZ3CNK81, after the capital increase has been filed with the UK Companies' House.

The New Shares are expected to be approved for listing on NASDAQ New York at or prior to the time of closing of the Private Placement. The New Shares will trade on NASDAQ New York under the existing CUSIP number for TORM's Class A common shares, G89479 10.

Depending on the subscription price for the New Shares, the Private Placement may require TORM to adjust certain terms of its warrants.

***
This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

CONTACT Jacob Meldgaard, Executive Director, tel.: +45 3917 9200 Christian Søgaard-Christensen, CFO, tel.: +45 3917 9200 Christian Lintner, IR, tel.: +45 3917 9335	TORM plc Birchin Court, 20 Birchin Lane London EC3V 9DU, United Kingdom Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

ABOUT TORM
TORM is one of the world's leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. For further information, please visit www.torm.com.

IMPORTANT DISCLAIMER
This announcement is not a prospectus and investors should not purchase any securities referred to in this announcement on the basis of this announcement. The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this announcement or on its completeness, accuracy or fairness. The information in this announcement is subject to change. No obligation is undertaken to update this announcement or to correct any inaccuracies, and the distribution of this announcement must not be deemed to be any form of commitment on the part of TORM to proceed with any transaction or arrangement referred to herein. This announcement has not been approved by any competent regulatory authority.

The New Shares have not been registered under the Securities Act. The New Shares are being offered only (i) to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act and (ii) to, or for the account or benefit of, persons that are qualified institutional buyers pursuant to Section 4(a)(2) under the Securities Act.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for any shares or any other securities nor must it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with or act as an inducement to enter into, any contract or commitment whatsoever. The transactions described in this announcement and the distribution of this announcement and other information in connection with the transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, securities to any person in the United States, Australia, Canada, South Africa or Japan, or in any jurisdiction to whom or in which such offer or solicitation is unlawful. There is no intention to register any securities referred to herein in the United States, Australia, Canada, South Africa or Japan or to make a public offering of the securities in the United States.

This announcement has been prepared on the basis that any offers of securities referred to herein in any Member State of the EEA will be made pursuant to an exemption under Regulation (EU) 2017/1129 on prospectuses Article 1(5). The information set forth in this announcement is only being distributed to, and directed at, persons in Member States of EEA, which have implemented the Prospectus Directive (Directive No. 2003/71/EC and amendments thereto, including Directive No. 2010/73/EU, to the extent implemented in the relevant Member State) who are qualified investors ("Qualified Investors") within the meaning of Article 2(1)(e) of the Prospectus Directive Regulation. In addition, in the United Kingdom, this information is only being distributed to, and is only directed at, (x) Qualified Investors who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (y) high net worth entities falling within Article 49(2)(a)-(d) of the Order, or (z) persons to whom it may otherwise lawfully be communicated.

Announcement no. 2 / 22 January 2018	TORM plc to issue up to 12,459,767 Class A common shares in a fully backstopped Private Placement	Page 2 of 3

Neither TORM, nor any of its subsidiary undertakings, affiliates or any of its respective directors, officers, employees, advisers, agents or any other person accepts any responsibility or liability whatsoever for, or makes any representation or warranty, express or implied, as to the truth, accuracy, completeness or fairness of the information or opinions in this announcement (or whether any information has been omitted from the announcement) or any other information relating to TORM or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this announcement or its contents or otherwise arising in connection therewith.

This announcement does not constitute an investment recommendation. The price and value of securities and any income from them can go down as well as up and you could lose your entire investment. Past performance is not a guide to future performance. Information in this announcement cannot be relied upon as a guide to future performance.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "ton miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 2 / 22 January 2018	TORM plc to issue up to 12,459,767 Class A common shares in a fully backstopped Private Placement	Page 3 of 3